December 19, 2013

VIA EDGAR CORRESPONDENCE and OVERNIGHT MAIL

Ms. Jennifer Thompson Accounting Branch Chief Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-3561
Re:

Systemax Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed March 14, 2013
Definitive Proxy Statement on Schedule 14A
Filed April 30,2013
Form 10-Q for the Period Ended September 30, 2013
Filed November 5, 2013
File No. 001-13792

Dear Ms. Thompson:

We are in receipt of your December 4, 2013 letter (the "Comment Letter") to Mr. Larry Reinhold, Chief Financial Officer of Systemax Inc. (the "Company"), setting forth the comments of the Staff of the Securities and Exchange Commission to the above-referenced public filings of the Company. As discussed by Mr. Eric Lerner of Systemax with Ms. Jacqueline Kaufman, per our request this is to confirm on behalf of the Company her agreement on behalf of the Staff that the Company will provide its response to the Comment Letter by January 10, 2014.

Very truly yours,

/s/ Eric M. Lerner

Eric M. Lerner
Senior Vice President